Uranium
Participation
Corporation



Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com



April 25, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

(SEC File No. 82-35023)

Ladies and Gentlemen:

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

(1) Preliminary Short Form Prospectus dated March 26, 2007
(2) Underwriting Agreement dated March 20, 2007
(3) Material Change Report dated March 28, 2007
(4) Final Short Form Prospectus dated April 2, 2007
(5) News Release dated April 10, 2007
(6) Material Change Report dated April 16, 2007
(7) Notice, dated April 16, 2007, of Annual General Meeting and Record Date
(8) Press Release dated April 19, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

dlw 4/27

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979-1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: 

Title: Corporate Secretary

Date: 4-25-07

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to "U.S. persons", as defined in Regulation S under the U.S. Securities Act, ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or under exemptions from those laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue — March 26, 2007



URANIUM PARTICIPATION CORPORATION

$85,045,000

5,825,000 COMMON SHARES

This short form prospectus is being filed to qualify the distribution (the "Offering") of 5,825,000 common shares (the "Common Shares") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation") at a price of $14.60 per Common Share (the "Offering Price"). The Common Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of March 26, 2007 between Uranium Participation Corp. and Sprott Securities Inc. ("Sprott"), CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., and Raymond James Ltd. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On March 23, 2007, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $15.75.

Price: $14.60 per Common Share

	Price to the Public	Underwriters' Fee[(1)]	Net Proceeds to the Corporation[(2)]
Per Common Share.........	$14.60	$0.584	$14.016
Total[(3)]	$85,045,000	$3,401,800	$81,643,200

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $3,401,800 representing 4% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $400,000 plus $200,000 payable to the Manager and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase 675,000 additional Common Shares (the "Optioned Shares"). Unless the context otherwise requires, references herein to "Offering" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $94,900,000, $3,796,000 and $91,104,000 respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery on the Closing Date, which is expected to take place on or about April 10, 2007 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than April 30, 2007. During the distribution of the Common Shares, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the securities of the Corporation involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiaries. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believes", or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information or statement.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars on March 23, 2007 was $1.00 = US$0.8621 (US$1 = $1.16).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated April 19, 2006 for the financial year ended February 28, 2006;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2006, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Management's Report of Fund Performance dated April 20, 2006 for the financial year ended February 28, 2006;

(d) the unaudited consolidated financial statements of the Corporation for the six-month period ended August 31, 2006;

(e) the Corporation's Management's Report of Fund Performance dated October 4, 2006 for the six-month period ended August 31, 2006;

(f) the management information circular of the Corporation dated February 24, 2006 prepared in connection with the special meeting of shareholders of the Corporation held on March 27, 2006;

(g) the management information circular of the Corporation dated April 21, 2006 prepared in connection with the annual general meeting of shareholders of the Corporation held on May 25, 2006;

(h) the Corporation's material change report dated May 30, 2006 relating to a prior public financing;

(i) the Corporation's material change report dated September 5, 2006 relating to a $100 million financing (the "Financing"); and

(j) the Corporation's material change report dated September 14, 2006 relating to the completion of the Financing.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the

regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a prescribed stock exchange, which includes the TSX, the Common Shares, if issued on the date hereof, would be "qualified investments" under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively "Plans").

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the TSX on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of four officers to the Corporation, being the President, the Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended. Uranium Participation Corp. is an investment holding entity which invests at least 85% of the proceeds of any offering in uranium, with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in, and holds, U_3O_8 and UF_6.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of the Corporation. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. UPCL directly invests in, and holds, U_3O_8 and UF_6. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the Tax Act. The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

RECENT DEVELOPMENTS

The unaudited net asset value of the Corporation at February 28, 2007 was $579,364,000 or $11.95 per share ($11.43 assuming the exercise of all outstanding warrants issued in May 2005 (the "2005 Warrants")) based on the spot price for U_30_8 at February 28, 2007 which was US$85.00 per pound and the spot price for UF_6 at February 28,

2007 which was US$233.00 per KgU and the Canadian/US dollar noon exchange rate at month end, which was $1.1700. Since inception to February 28, 2007, the Corporation has purchased and taken delivery of 4,200,000 pounds of U_3O_8 and 950,000 KgU as UF_6 at a total cost of $305,745,000, including purchase commissions. Market value of the Corporation's investment in uranium based on the February 28, 2007 spot prices was $676,670,000.

On September 14, 2006 the Corporation completed a public offering of 11,363,650 units, each unit consisting of one common share and one-quarter of a warrant to purchase common shares (the "2006 Warrants"). The gross proceeds were $100 million. The net proceeds were used to fund uranium purchase commitments.

The Corporation has entered into a conditional commitment to acquire 250,000 KgU as UF_6 at a total cost of US$61,625,000, excluding commissions payable to the Manager. Delivery of this product is to be made in September 2007. See "Use of Proceeds".

The Manager recently completed a merger by way of plan of arrangement with International Uranium Corporation and the resulting corporation is Denison Mines Corp. ("DMC"). The merger has created a growth oriented and diversified uranium producer. The Manager remains a wholly-owned subsidiary of DMC.

On September 10, 2006 the Corporation entered into a new revolving credit facility (the "Credit Facility") with the Manager for up to $15 million. The Corporation has drawn down $11.6 million, which was invested in uranium. Amounts outstanding under the Credit Facility are due on May 10, 2007 and bear interest at an annual rate representing the annual prime rate of interest offered by a Canadian chartered bank plus 1%. The Manager receives an annual standby fee of 1% of the undrawn portion of the Credit Facility. A portion of the net proceeds from the Offering will be used to repay the amounts outstanding under the Credit Facility. See "Use of Proceeds".

The Corporation entered into an agreement to lend 500,000 KgU as UF_6 for a period of three year at a loan rate of 5% per annum based upon the adjusted quarterly value of the material loaned. Security for the loan is an irrevocable letter of credit from a major financial institution.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's consolidated capitalization as at August 31, 2006, the date of the most recent consolidated financial statements filed by the Corporation, as at February 28, 2007, and as at February 28, 2007 after giving effect to the Offering. The table should be read in conjunction with the consolidated financial statements of the Corporation, including the notes thereto, and management's report on fund performance incorporated by reference in this short form prospectus.

	As at August 31, 2006 (dollars in thousands)	**As at February 28, 2007 (dollars in thousands)**	**As at February 28, 2007 After Giving Effect to the Offering(1) (dollars in thousands)**
	(unaudited)	(unaudited)	(unaudited)
Shareholders' Equity			
Common Shares	$205,553	$299,759	$380,802
(Authorized – unlimited)	(37,096,665 shares)	(48,473,727 shares)	(54,298,727 shares)
2005 Warrants	$3,547	$3,538	$3,538
	(4,926,125 warrants)	(4,914,150 warrants)	(4,914,150 warrants)
2006 Warrants	Nil	$2,465	$2,465
	Nil	(2,839,474 warrants)	(2,839,474 warrants)
Retained Earnings	$48,316	$273,602	$273,602
Total Capitalization	$257,396	$579,364(2)	$664,409(2)

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option) but excluding the tax effect of the share issue costs.

(2) In addition, an amount of $11.6 million was outstanding under the Credit Facility as at February 28, 2007. The Corporation proposes to repay the full amount outstanding from a portion of the proceeds of the Offering.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $81,043,000 assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $90,504,000.

The net proceeds of the Offering will be used by the Corporation to fund (i) the Corporation's purchase commitment referred to under "Recent Developments" (US$62,549,375, including commissions payable to the Manager of US$924,375), (ii) to repay the amounts outstanding under the Credit Facility, which amounts were invested in uranium; and (iii) as to the balance, to fund the ongoing obligations of the Corporation. At least 85% of the gross proceeds of any offering of securities by the Corporation must be invested in, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on April 10, 2007, or on such other date as may be agreed upon by the Corporation and the Underwriters, but in any event no later than April 30, 2007 (the "Closing Date"), all but not less than all of the Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $0.584 per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire the Optioned Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be $94,900,000, $3,796,000 and $91,104,000, respectively. The Corporation will pay to the Underwriters a fee of $0.584 per Optioned Share. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issued on exercise thereof.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares to purchasers located outside the United States and to non-U.S. Persons only in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through their registered U.S. broker-dealer affiliates, to offer and sell the Common Shares to purchasers located in the United States and to U.S. Persons that are "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) and to institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act in transactions that are exempt from registration under the U.S. Securities Act and all applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption under Rule 144A under the U.S. Securities Act.

The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act, certificates representing any Common Shares which are sold in the United States or to, or for the account or benefit of, a U.S. Person will bear a legend to the effect that the securities represented thereby are not registered under the

U.S. Securities Act or any applicable state securities laws and may only be offered or sold pursuant to certain exemptions from the registration requirements under the U.S. Securities Act and under applicable state securities laws.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, other than the Optioned Shares, if any of the Common Shares are purchased under the Underwriting Agreement.

The Corporation has applied to list the Common Shares on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Sprott, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares, of which 48,473,727 Common Shares were outstanding as of February 28, 2007. The Common Shares are without nominal or par value. Each of the Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the Common Shares.

RISK FACTORS

An investment in the Common Shares is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. The following information pertains to

the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future. Uranium Participation Corp. is not a mutual fund and an investment in the Common Shares is not redeemable.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 and low enriched UF_6 are different commodities than U_3O_8, their prices are affected by their own supply/demand balance as well as the supply/demand balances of U_3O_8, for conversion services and enrichment services. As a result, the UF_6 and low enriched UF_6 prices may move differently than the spot price of U_3O_8, the spot conversion price or the enrichment price alone. The factors that affect the UF_6 and low enriched UF_6 prices may affe[illegible] value of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the tab[illegible]w is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the four years ended December 31, 2006, and as at February 28, 2007[1].

	[illegible]ecember 31				February 28
	2[illegible]3	2004	2005	2006	2007
U_3O_8	$14.50	$20.70	$36.25	$72.00	$85.00
UF_6	$43.14[2]	$63.09[2]	$105.00	$199.00	$233.00

[1] As published by Ux Consulting Company, LLC ("UxCO") in US dollars.

[2] UF_6 pri[illegible]es for 2003 and 2004 were not published by UxCO. Amounts shown for those years are the UF_6 value, which is obtain[illegible] [illegible]dding (i) the spot price for U_3O_8 which is then multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8, UF_6, or low enriched UF_6 Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact

the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its Common Shares, the 2006 Warrants and the 2005 Warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding 2005 Warrants or the 2006 Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that the 2005 Warrants or the 2006 Warrants will be exercised, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares and warrants is not redeemable. Uranium Participation Corp.'s liquidity relies principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value (the "NAV")

The NAV per Common Share reported by Uranium Participation Corp. is based on the spot prices of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

The exercise of the 2005 Warrants and the 2006 Warrants will have a dilutive effect on the NAV of the Common Shares to the extent that the NAV exceeds the exercise price of these warrants. As at February 28, 2007, the NAV per Common Share then outstanding, assuming the full exercise of the 2005 Warrants, was $11.43 per share compared to $11.95 per share without giving effect to the exercise of warrants. The fully diluted NAV as at future period ends will be further affected by the exercise of the 2006 Warrants should the NAV exceed the $12.00 exercise price of the 2006 Warrants.

Market Price of Common Shares

It appears that the market price of the Common Shares is based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV of Uranium Participation Corp. or whether the market price for Uranium Participation Corp.'s outstanding warrants will be based solely on the market price for the Common Shares.

The market price of the Common Shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board appointed and elected by the holders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation may enter into uranium lending arrangements. It intends to ensure that adequate security is provided for any loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual Information Form, which is incorporated herein by reference. The directors and officers of the Manager as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Manager.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF
PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated •, 2007 relating to the issue and sale of 5,825,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated statement of net assets of the Company as at February 28, 2006 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006. Our report relating to such financial statements is dated March 29, 2006 (except for Note 7, which is dated April 19, 2006).

(Signed) •
Chartered Accountants

Toronto, Ontario
March •, 2007

CERTIFICATE OF THE CORPORATION AND THE PROMOTER

Dated: March 26, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information records, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) E. Peter Farmer President (as the chief executive officer)	(Signed) James R. Anderson Chief Financial Officer

On behalf of the Board of Directors

(Signed) Garth MacRae Director	(Signed) Jeff Kennedy Director

On behalf of the Promoter

(Signed) E. Peter Farmer President & Chief Executive Officer	(Signed) James R. Anderson Executive Vice President and Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: March 26, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SPROTT SECURITIES INC.

By: (Signed) Peter Grosskopf

CIBC WORLD MARKETS INC.	**DUNDEE SECURITIES CORPORATION**
By: (Signed) Rick G. McCreary	By: (Signed) Robert Klassen
SCOTIA CAPITAL INC.	**TD SECURITIES INC.**
By: (Signed) Jeffrey W. Richmond	By: (Signed) Ewan Mason
NATIONAL BANK FINANCIAL INC.	**RAYMOND JAMES LTD.**
By: (Signed) Steven Farber	By: (Signed) David Greifenberger

UNDERWRITING AGREEMENT

Dated as of March 20, 2007

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: E. Peter Farmer

– and –

Denison Mines Inc.
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: James R. Anderson

Sprott Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Raymond James Ltd. (collectively, the **"Underwriters"** and each individually an **"Underwriter"**) understand that Uranium Participation Corporation (the **"Corporation"**) proposes to issue and sell 5,825,000 common shares of the Corporation (the **"Underwritten Shares"**). You have advised that the Corporation is current in the filing of all materials required to be filed under applicable securities legislation of each of the provinces of Canada and is qualified to file a preliminary short form prospectus in accordance with the requirements of National Instrument 44-101 (**"NI 44-101"**) of the Canadian Securities Regulators (as defined below) to qualify the Underwritten Shares and the Additional Shares (as defined below) for distribution in the Qualifying Jurisdictions and for sale to Qualified Institutional Buyers (as hereinafter defined) and Accredited Investors (as hereinafter defined) in the United States in accordance with the terms of Schedule "A" hereto. The offer and sale of Shares (as defined below) by the Corporation is hereinafter referred to as the **"Offering"**.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters offer to purchase, severally and not jointly, from the Corporation the respective percentage of the Shares set forth opposite the respective names of the Underwriters in paragraph 23, and by its acceptance hereof, the Corporation accepts such offer and agrees to sell to the Underwriters the Underwritten Shares on the Closing Date (as defined below) at a price of $14.60 per share being an aggregate purchase price of $85,045,000 (the **"Purchase Price"**), and in the event and to the extent that the Underwriters shall exercise the Over-Allotment Option to purchase Additional Shares as provided herein, the number of Additional Shares as to which election shall have been exercised at a purchase price of $14.60 per share.

The Corporation hereby grants to the Underwriters an over-allotment option (the **"Over-Allotment Option"**) for the purpose of covering over-allotments, if any, to purchase any

or all of the Additional Shares, upon the terms and conditions set forth herein. The Over-Allotment Option shall be exercisable into the Additional Shares from time to time, in whole or in part, within 30 days from the Closing Date for the Underwritten Shares, by Sprott Securities Inc., on behalf of the Underwriters, giving written notice to the Corporation, specifying (i) the number of Additional Shares to be purchased, and (ii) the Closing Date for the Additional Shares, provided that such Closing Date shall be not less than three Business Days and no more than seven Business Days following the date of such notice. The Additional Shares shall have attributes that are identical to the Underwritten Shares. The Underwritten Shares and the Additional Shares are referred to collectively herein as the "**Shares**".

In consideration of the agreement of the Underwriters to purchase the Underwritten Shares and the Additional Shares (to the extent the Over-Allotment Option is exercised), the Corporation agrees to pay the Underwriting Fee (as hereinafter defined) to the Underwriters at the Closing Time.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

All actions to be undertaken by the Underwriters in connection with the offering or sale of the Shares in the United States, shall be undertaken through their respective U.S. Dealers.

DEFINITIONS

In this Agreement:

"**1933 Act**" means the United States Securities Act of 1933, as amended;

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended;

"**Additional Shares**" means that number of common shares in the capital of the Company equal to the lesser of (i) the over-allocation position of the Underwriters as at the Closing Date (prior to giving effect to the purchase of the Underwritten Shares), and (ii) 675,000;

"**affiliate**", "**distribution**", "**material change**", "**material fact**", "**misrepresentation**", and "**subsidiary**" shall have the respective meanings given to them under the *Securities Act* (Ontario));

"**Agreement**" means the agreement resulting from the acceptance by the Corporation and the Manager of the offer made by the Underwriters by this Agreement;

"**Business Day**" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto;

"**Canadian Securities Laws**" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators in the Qualifying Jurisdictions;

"Canadian Securities Regulators" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"Claim" has the meaning given to it in subparagraph 12(b);

"Closing" means the completion of the sale by the Corporation and the purchase by the Underwriters of the Shares pursuant to the terms and conditions of this Agreement;

"Closing Date" means April 10, 2007, or such other date as the Corporation, the Manager and the Underwriters may agree upon in writing or as may be changed in accordance with subparagraph 4(c) of this Agreement, but in no event shall the Closing Date for the Underwritten Shares be later than April 30, 2007, and in the event the Over-Allotment Option is exercised, **"Closing Date"** shall mean each date on which the Underwriters have agreed to purchase the Additional Shares in accordance with the terms of this Agreement;

"Closing Time" means 8:30 am (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

"Common Shares" means common shares in the capital of the Corporation;

"Corporation" means Uranium Participation Corporation;

"Directed Selling Efforts" means **"directed selling efforts"** as defined in Regulation S;

"Disclosure Document" has the meaning given to it in paragraph 7(e) of this Agreement;

"Documents Incorporated by Reference" means each of the documents referred to in the Preliminary Prospectus and Final Prospectus under the heading "Documents Incorporated by Reference";

"Final Prospectus" means the (final) short form prospectus of the Corporation relating to the qualification for distribution of the Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"Financial Information" means the Corporation's financial statements included in or incorporated by reference in the Final Prospectus together with any auditors' report thereon and the notes thereto;

"Income Tax Act" means the *Income Tax Act* (Canada), as amended;

"Indemnified Party" has the meaning given to it in subparagraph 12(b);

"Indemnifier" has the meaning given to it in subparagraph 13(a);

"Management Services Agreement" means the agreement dated as of March 30, 2005, as amended and restated effective March 27, 2006, entered into between the Corporation and the Manager pursuant to which the Manager agreed to manage the Corporation's activities;

"Manager" means Denison Mines Inc., a corporation formed under the laws of the Province of Ontario;

"MRRS" means the mutual reliance review system procedures provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the Canadian Securities Regulators; **"MRRS Decision Document"** means, in respect of a Canadian Securities Regulator of a Qualifying Jurisdiction, the decision document, receipt or similar notice or document in respect of the Preliminary or Final Prospectus, as applicable, issued in accordance with the MRRS;

"NI 44-101" has the meaning ascribed thereto in the first paragraph of this Agreement;

"notice" has the meaning given to it in paragraph 21;

"Offering" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"Offering Documents" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"OSC" means the Ontario Securities Commission;

"Over-Allotment Option" shall have the meaning ascribed thereto in the third paragraph of this Agreement;

"Preliminary Prospectus" means the (preliminary) short form prospectus of the Corporation relating to the qualification for distribution of the Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"Prospectus Amendment" means any amendment or supplement to either of the Preliminary Prospectus or the Final Prospectus;

"Purchase Price" has the meaning ascribed thereto in the second paragraph of this Agreement;

"Qualifying Jurisdictions" means all of the provinces of Canada;

"Regulation D" means Regulation D promulgated under the 1933 Act;

"Regulation S" means Regulation S promulgated under the 1933 Act;

"SEC" means the United States Securities and Exchange Commission;

"Shares" has the meaning ascribed thereto in the third paragraph of this Agreement;

"Sprott" means Sprott Securities Inc.;

"Stock Exchange" means the Toronto Stock Exchange;

"Subsidiaries" means each of Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited;

"Supplementary Material" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed by or on behalf of the Corporation under Canadian Securities Laws in the Qualifying Jurisdictions with any of the Canadian Securities Regulators in connection with the distribution of, *inter alia*, the Shares;

"Transfer Agent" means Computershare Investor Services Inc., at its principal office in the city of Toronto;

"Underwriter" and **"Underwriters"** shall have the meanings ascribed thereto in the first paragraph of this Agreement;

"Underwriting Fee" shall have the meaning ascribed thereto in paragraph 5;

"Underwritten Shares" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Dealers" means the U.S. broker-dealer affiliates of the Underwriters registered as such with the SEC under Section 15 of the 1934 Act who are members of the National Association of Securities Dealers, Inc. and which have been identified by the Underwriters to the Corporation in writing at or prior to the Closing Time on the Closing Date;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation the 1933 Act and 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof;

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" and "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

TERMS AND CONDITIONS

1. Nature of Transaction

The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that:

(a) The Corporation will, as soon as practicable after the execution of this Agreement, prepare and file the Preliminary Prospectus, including copies of any documents or information incorporated by reference therein, with the Canadian Securities Regulators under MRRS, and obtain the MRRS decision document therefor in all Qualifying Jurisdictions no later than 5:00 p.m. (Toronto time) on March 26, 2007

(b) The Corporation will as soon as practicable after filing the Preliminary Prospectus, prepare and file the Final Prospectus, including copies of any documents or information incorporated by reference therein, with the Canadian Securities Regulators under the Canadian Securities Laws, and will obtain the MRRS decision document therefor in all Qualifying Jurisdictions no later than 5:00 p.m. (Toronto time) on April 2, 2007 (or such other date as may be agreed to in writing by the Company and the Underwriters), and will have taken all other steps and proceedings that may be necessary in order to qualify the Underwritten Shares and the Additional Shares for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Shares and the Additional Shares under the Canadian Securities Laws and who comply with the Canadian Securities Laws.

(c) Until the distribution of the Underwritten Shares and the Additional Shares will have been completed, the Corporation will promptly take or cause to be taken all such additional steps and proceedings from time to time required under the Canadian Securities Laws to continue to qualify the distribution of the Underwritten Shares and the Additional Shares or, in the event that the Underwritten Shares and the Additional Shares have, for any reason, ceased so to qualify, so to qualify again the Underwritten Shares and the Additional Shares.

(d) The Corporation hereby agrees to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Shares, including by filing within the periods stipulated under Canadian Securities Laws and at the Corporation's expense, all forms required to be filed by the Corporation in connection with the Offering and paying all filing fees required to be paid in connection therewith. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Corporation also agrees to file within the periods stipulated under Canadian Securities Laws and at the Corporation's expense, all private placement forms required to be filed by them in connection with the Offering and agree to pay all filing fees required to be paid in connection therewith so that the distribution of the Shares outside of the Qualifying Jurisdictions may lawfully occur but without the necessity of filing a prospectus or any similar disclosure document under applicable securities laws outside of the Qualifying Jurisdictions.

(e) The Underwriters agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. Each Underwriter agrees with the Corporation that it will only solicit offers for the purchase of Shares in the United States in accordance with Schedule "A" to this Agreement.

2. Due Diligence

Prior to the filing of the Final Prospectus, the Corporation shall permit the Underwriters and their counsel to review and provide comments on drafts of the Preliminary Prospectus and

Final Prospectus, and up to the Closing Time shall allow the Underwriters to conduct any due diligence investigations which each of them reasonably requires in order to fulfill their obligations as an underwriters under the Canadian Securities Laws and in order to enable such Underwriters to responsibly execute the certificate in the Final Prospectus required to be executed by it.

3. **(a) Deliveries on Filing of Final Prospectus**

No later than the time of filing of the Final Prospectus with the Canadian Securities Regulators, unless otherwise indicated below, the Corporation shall deliver to the Underwriters:

(i) a copy of the Preliminary Prospectus and of the Final Prospectus, signed, filed and certified as required by the Canadian Securities Laws;

(ii) a copy each of the Documents Incorporated by Reference;

(iii) a copy of any other document required to be filed by the Corporation at or prior to the time of filing the Preliminary Prospectus and of the Final Prospectus in compliance with Canadian Securities Laws in connection with the distribution of the Shares;

(iv) a "long-form" comfort letter of PricewaterhouseCoopers LLP, dated as of the date of the Final Prospectus (with the requisite procedures to be completed by PricewaterhouseCoopers LLP within two Business Days of the date of the Final Prospectus), addressed to the Underwriters, the board of directors of the Corporation and the Manager, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, which letter shall be in addition to the auditor's consent letters and comfort letters addressed to the Canadian Securities Regulators;

(v) copies of correspondence indicating that the application for the listing and posting for trading on the Stock Exchange of the Shares have been conditionally approved;

(vi) an opinion of PricewaterhouseCoopers LLP addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, to the effect that the French language version of the financial information, including the auditors report and the auditors consent, contained in or incorporated by reference into the Preliminary Prospectus and Final Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof; and

(vii) an opinion of Heenan Blaikie LLP addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, to the effect that, except for the financial information of the Corporation, including the auditors report and the auditors consent, as to which they

express no opinion, the French language version of each of the Preliminary Prospectus and the Final Prospectus including the documents incorporated by reference to date is, in all material respects, a complete and accurate translation of the English version of each of the Preliminary Prospectus and the Final Prospectus, respectively.

(b) **Prospectus Amendments**

In the event that the Corporation is required by Canadian Securities Laws to prepare and file a Prospectus Amendment, the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment. Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriters acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters with respect to such Prospectus Amendment, documents similar to those referred to in clauses 3(a)(iii), (vi) and (vii).

(c) **Commercial Copies**

The Corporation shall cause commercial copies of the Preliminary Prospectus and commercial copies of the Final Prospectus (and, in each case, copies of the U.S. Placement Memorandum (as such term is defined in Schedule "A" hereto)) to be delivered, without charge, to the Underwriters in Toronto and in such other cities in North America and in such quantities as the Underwriters may reasonably request by oral instructions to the printer of such documents. Such delivery of the Preliminary Prospectus and Final Prospectus (and U.S. Placement Memorandum) shall be effected as soon as possible after an MRRS Decision Document has been issued by the Canadian Securities Regulators for the Preliminary Prospectus and Final Prospectus, respectively. Such deliveries shall constitute the consent of the Corporation to the Underwriters' use of the Preliminary Prospectus and Final Prospectus in connection with the distribution of the Shares in the Qualifying Jurisdictions and in the United States in compliance with the provisions of this Agreement and applicable securities laws.

(d) **Qualification of Securities**

The Corporation will promptly from time to time take such action as the Underwriters may reasonably request to qualify the Shares for offering and sale under the Canadian Securities Laws or U.S. Securities Laws as the Underwriters may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Shares until 90 days after the date hereof; provided that in connection therewith, the Corporation shall not be required to amend its charter documents or bylaws, register any of its securities, comply with ongoing filing or disclosure requirements, qualify as a foreign corporation or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(e) **Distribution of Shares**

The Underwriters shall (and require any selling firm to agree with such Underwriters, for the benefit of the Corporation, to):

(i) offer the Shares for sale to the public only as permitted by applicable law;

(ii) not solicit offers to purchase Shares from, or sell Shares to, any person resident in any jurisdiction other than the Qualifying Jurisdictions, except in a manner which is exempt from registration and prospectus requirements under applicable securities laws and which does not require the Corporation to register any of its securities or comply with ongoing filing or disclosure requirements or other similar requirements or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject;

(iii) not make use of any "green sheet" or information memorandum in respect of the Corporation that has not first been approved by the Corporation; and

(iv) offer and sell the Shares in the United States only through the Underwriters' respective U.S. Dealers. Any offers and sales of Shares in the United States shall be made in accordance with the terms and conditions set out in Schedule "A" to this Agreement. The terms and conditions and the representations, warranties and covenants of the parties contained in Schedule "A" are hereby incorporated by reference.

(f) **Notice of Completion of Distribution**

After the Closing Time, the Underwriters shall:

(i) use their best efforts to complete the distribution of the Shares as promptly as possible; and

(ii) give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of the Shares and including a breakdown of the gross proceeds realized therefrom in each of the Qualifying Jurisdictions and, if applicable, in the United States.

(g) **Obligations of Underwriters**

The obligations of the Underwriters under this Agreement shall be performed severally and not jointly and severally. No Underwriter shall be responsible for any act or omission by another Underwriter.

4. Events During Distribution

(a) **Material Changes or Material Facts**

During the period from the date of this Agreement to the completion of distribution of the Shares, the Corporation shall promptly notify the Underwriters in writing of:

(i) any material change (actual, anticipated, or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent

or otherwise) or capital of the Corporation that is not otherwise referred to in the Preliminary Prospectus and Final Prospectus;

(ii) any material fact which has arisen or been discovered that would have been required to have been stated in the Preliminary Prospectus or in the Final Prospectus had such fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Preliminary Prospectus or in the Final Prospectus, which fact or change is, or may be, of such a nature as to render any statement in the Preliminary Prospectus or in the Final Prospectus, as the case may be, misleading or untrue or which would result in a misrepresentation in the Preliminary Prospectus or in the Final Prospectus, as the case may be, or which would result in the Preliminary Prospectus or in the Final Prospectus, as the case may be, not complying (to the extent that such compliance is required) with Canadian Securities Laws.

If at any time during the period from the date of this Agreement to the completion of distribution of the Shares, any event described in clauses (i), (ii) or (iii) above occurs or any condition exists as a result of which it is necessary, in the reasonable opinion of counsel for the Corporation or the Underwriters, to amend or supplement the Preliminary Prospectus or the Final Prospectus, in order that the Preliminary Prospectus or the Final Prospectus, as the case may be, will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a Purchaser, or if it shall be necessary, in the opinion of any such counsel, at any such time to amend or supplement the Preliminary Prospectus or the Final Prospectus, in order to comply with the requirements under Canadian Securities Laws or other applicable laws, the Corporation will promptly prepare and file such Prospectus Amendment as may be necessary to correct such statement or omission or to make the Preliminary Prospectus or the Final Prospectus comply with such laws, and the Corporation will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

The Corporation shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this subparagraph (a).

(b) **Change in Canadian Securities Laws**

If during the period of distribution of the Shares, there shall be any change in the Canadian Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each jurisdiction where such filing is required.

(c) **Change in Closing Date**

If a material change occurs or an undisclosed material fact has arisen or been discovered prior to the Closing Date, then, subject to paragraph 11, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing or unless otherwise required under the Canadian Securities Laws, the later of:

(i) the third Business Day following the date on which all applicable filings or other requirements of the Canadian Securities Laws with respect to such material change or change in a material fact have been made or complied with in all relevant jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Underwriters; and

(ii) the fifth Business Day following the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 3(c).

In no event, however, shall the Closing Date be later than April 30, 2007.

(d) **Notification**

During the period commencing on the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Canadian Securities Regulator for any amendment to the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or for any additional information in respect of the offering of the Shares;

(ii) the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Regulator, the Stock Exchange or any other competent authority, relating to the Final Prospectus or the distribution of the Shares;

(iii) any notice or other correspondence received by the Corporation from any governmental body requesting any information, meeting or hearing relating to the Corporation, the Offering, the issue and sale of the Shares or any other event or state of affairs, that the Corporation reasonably believes would have a material adverse effect on the business, assets, financial condition, liabilities or operations of the Corporation; or

(iv) the issuance by any Canadian Securities Regulator, the Stock Exchange or any other competent authority, including any other governmental or regulatory body, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation.

5. Services Provided by Underwriters and Underwriting Fee

In consideration for the Underwriters' services in assisting in the preparation of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments, in distributing the Shares, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Shares, the Corporation agrees to pay to the Underwriters a fee of $0.584 per Share (the "**Underwriting Fee**"), which is equal to 4.0% of the gross proceeds of the Offering. The Underwriting Fee shall be payable as provided for in subparagraph 6(a). The Underwriting Fee shall be payable by way of set-off of the amount of the Underwriting Fee against, and deduction of the Underwriting Fee from, the Purchase Price. The reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax (as provided for in paragraph 15), shall also be payable by way of set-off of such amount against, and deduction of such amount from, the Purchase Price.

6. Delivery of Purchase Price, Underwriting Fee and Certificate

(a) Deliveries

The purchase and sale of the Shares shall be completed at the Closing Time at the offices of Heenan Blaikie LLP, Suite 2600, 200 Bay Street, South Tower, Royal Bank Plaza, Toronto, Ontario, or such other place as the Underwriters and the Corporation may agree upon.

At the Closing Time, the Corporation shall deliver to the Underwriters definitive certificates representing the Shares in favour of the Underwriters or their nominees, against payment by the Underwriters to the Corporation of the Purchase Price, less the Underwriting Fee, by wire transfer or in such other manner as may be mutually agreed upon, in Canadian dollars (if directed to do so by the Corporation, the Underwriters will deliver funds to the Corporation in U.S. dollars based on an exchange rate to be mutually agreed upon), together with a receipt signed by Sprott, on behalf of the Underwriters, for such definitive certificates and a receipt for the Underwriting Fee.

(b) Delivery of Certificate(s) to Transfer Agent

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate(s) representing the Shares, on the Closing Date, at the principal offices of the Transfer Agent in the City of Toronto for certificates representing such number of Shares registered in such names as shall be designated by the Underwriters not less than 48 hours (or 72 hours if the Closing Date is a Monday) prior to the Closing Time.

The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery, certification and exchange of the Shares, contemplated by this subparagraph 6(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Shares.

7. Representations, Warranties and Covenants of the Corporation

The Corporation hereby represents and warrants to the Underwriters and agrees and covenants with the Underwriters, and acknowledges that the Underwriters are relying upon such representations, warranties agreements and covenants, that:

(a) the Corporation is duly incorporated, organized and subsisting under the laws of Ontario and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(b) Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited are the only subsidiaries of the Corporation; the Corporation is the sole shareholder of Uranium Participation Alberta Corp and Uranium Participation Cyprus Limited; each of Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(c) the Corporation has no interest in the shares of any corporation or in the equity of any entity other than the Subsidiaries;

(d) the Corporation is a reporting issuer not in default in any material respect of any requirement under Canadian Securities Laws;

(e) since February 28, 2006, it has filed and disseminated all financial statements, certificates, reports and documents required to be filed and disseminated in accordance with Canadian Securities Laws (the "**Disclosure Documents**") and each Disclosure Document complied at the time of filing and dissemination, as the case may be, in all material respects with all requirements of Canadian Securities Laws;

(f) all information contained in each Disclosure Document was accurate and correct in all material respects and none of the Disclosure Documents contained any misrepresentation (as such term is defined under the *Securities Act* (Ontario)) at the time they were filed or disseminated, as the case may be;

(g) the Corporation has the requisite power, authority and capacity to enter into this Agreement and to perform the transactions contemplated herein and the Corporation has the requisite power, authority and capacity to own, lease and to

operate its property and assets including licences or other similar rights and to carry on the business customarily carried on by it or as currently proposed to be carried on by it. Each of the Corporation and its Subsidiaries is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated except where such non-compliance or failure to obtain such licence, registration or qualification would not have a material adverse effect on the business or operations of the Corporation and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(h) the Corporation or its Subsidiaries has good and valid marketable title to the U_3O_8 and UF_6 referred to in the Disclosure Documents and in the Financial Information. The Corporation or its Subsidiaries have an enforceable right to purchase the UF_6 referred to in the press release of the Corporation dated March 20, 2007 as being subject to such right;

(i) other than as disclosed in the Disclosure Documents, none of the assets of the Corporation or its Subsidiaries have been charged, pledged or hypothecated, nor are such assets subject to any security interests to any third party;

(j) all necessary action has been taken by the Corporation to authorize the execution and delivery by the Corporation of this Agreement and to authorize the performance by the Corporation of its obligations hereunder and thereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(k) the Management Services Agreement has been duly authorized, executed and delivered and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(l) the Corporation has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and to file such documents with the Canadian Securities Regulators, and all necessary action will be taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus and Final Prospectus and the filing thereof with the Canadian Securities Regulators;

(m) the Corporation is authorized to issue an unlimited number of Common Shares and, as of February 28, 2007, 48,473,727 Common Shares and 7,753,624 warrants to purchase Common Shares were issued and outstanding and such Common Shares are fully paid and non-assessable shares in the capital of the Corporation, and since February 28, 2007, no Common Shares have been issued, other than pursuant to the exercise of any such warrants;

(n) upon completion of the Offering, the Corporation shall have 54,298,727 issued and outstanding Common Shares subject only to the valid exercise of outstanding warrants or Over-Allotment Option after such date, all of which will be fully paid and non-assessable and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued Common Shares of the Corporation except as otherwise referred to in the Preliminary Prospectus;

(o) the Shares have been, or prior to the Closing Time will be, duly authorized for issuance; when a certificate for such Shares is countersigned by the Transfer Agent and issued, delivered and paid for, such Shares will be validly issued and fully paid and all statements made in the Final Prospectus describing such securities will be accurate in all material respects;

(p) no agreement is currently in force or effect that in any manner affects the voting or control of any of the securities of the Corporation and, at the Closing time, no such agreement will be in force or effect;

(q) the Shares are not, and at the Closing Time will not be, "foreign property" as defined in the *Income Tax Act*;

(r) at the Closing Time, the Shares will not be precluded as investments under the statutes set forth in the Final Prospectus under the heading entitled "Eligibility for Investment", and will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the *Income Tax Act*;

(s) the form and terms of the certificate for each of the Shares, has been approved and adopted by the Corporation and do not conflict with the constating documents of the Corporation;

(t) to the best of the Corporation's knowledge, there is no action, proceeding or investigation pending or threatened against the Corporation before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which is reasonably expected to result in any material change in the business or in the condition (financial or otherwise) of the Corporation or its properties or assets (taken as a whole), or which questions

the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement;

(u) the Financial Information has been prepared in conformity with Canadian generally accepted accounting principles;

(v) the Financial Information presents fairly in all material respects the financial position of the Corporation as at the date of such statements;

(w) the Corporation is not in violation of, and the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this Agreement and the Management Services Agreement will not result in any breach or, violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Corporation or any resolution of the directors or shareholders of the Corporation or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation;

(x) each of the agreements entered into by the Manager on behalf of the Corporation or its Subsidiaries with licensed operators at licensed uranium conversion and enrichment facilities (referred to in the Disclosure Documents) is enforceable by the Corporation or its Subsidiaries, as the case may be, and the Manager in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(y) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Corporation in connection with the execution and delivery or with the performance by the Corporation of this Agreement except as disclosed in the Preliminary Prospectus and compliance with the Canadian Securities Laws with regard to the distribution of the Shares in the Qualifying Jurisdictions;

(z) to the knowledge of the Corporation, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment or preventing the distribution of the Shares in any Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(aa) the Corporation is not, and upon consummation of the transactions contemplated hereby will not be, an "investment company" or an entity "controlled by an investment company" as such terms are defined in the United States *Investment Company Act of 1940*, as amended;

(bb) to the knowledge of the Corporation, the Corporation is not a "related issuer" or "connected issuer" (as such terms are defined under the Canadian Securities Laws) of any Underwriter;

(cc) as at their respective dates, each of the Preliminary Prospectus and the Final Prospectus comply or will comply, as the case may be, in all material respects with the Canadian Securities Laws and, at the time of delivery of the Shares to the Underwriters, the Final Prospectus will comply in all material respects with the Canadian Securities Laws;

(dd) the Preliminary Prospectus and the Final Prospectus will contain, full, true and plain disclosure of all material facts required to be stated therein relating to the Corporation, the operations of the Corporation and the Shares, and as of their respective date of filing contain no untrue statement of a material fact and do not omit to state a material fact regarding the Corporation and its business and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information relating to the Underwriters furnished in writing to the Corporation by the Underwriters expressly for use in the Preliminary Prospectus or the Final Prospectus;

(ee) there are no reports, documents or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available or filed in connection with the offering of the Shares that have not been made publicly available or filed as required;

(ff) the delivery by the Corporation of any signed Prospectus Amendment or material change report required to be filed under the Canadian Securities Laws will constitute a representation and warranty by the Corporation to the Underwriters that all the information and statements contained therein (except information and statements relating to the Underwriters) are true and correct and that no material information has been omitted therefrom which is necessary to make the statements contained therein not misleading;

(gg) the Corporation does not require any license or other approval under the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, "Environmental Laws" as hereinafter below) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets to carry on its business as described in the Preliminary Prospectus (other than as such as has been obtained under Canadian Securities Laws); Environmental Laws means any foreign, federal, provincial, state or local laws or regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (**"Environmental Laws"**) which affect or otherwise have any application to the Corporation or its business, properties and assets (taken as a whole), or to which the Corporation is otherwise

subject. The Corporation does not require any license or other approval under any Environmental Laws to conduct its business;

(hh) the Transfer Agent, at it principal offices in the City of Toronto, Ontario, has been duly appointed as transfer agent and registrar in respect of the Common Shares; and

(ii) upon completion of the transactions contemplated by this Agreement, the right of first refusal granted to Sprott under the terms of the letter agreement dated May 10, 2005 will continue to be in full force and effect until May 10, 2007.

8. Representations, Warranties and Covenants of the Manager

The Manager represents and warrants to the Underwriters and agrees and covenants with the Underwriters, and acknowledges that the Underwriters are relying upon such representations, warranties, agreements and covenants that:

(a) the Manager is duly incorporated, organized and subsisting under the laws of Ontario, and has all requisite power, capacity and authority to enter into and deliver this Agreement and to perform its obligations hereunder and under the Management Services Agreement;

(b) all necessary corporate action has been taken by the Manager to authorize the execution and delivery by the Manager of this Agreement and to authorize the performance of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against the Manager, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(c) the Management Services Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(d) the Manager has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and all necessary action will be taken by the Manager to authorize the execution and delivery of the Preliminary Prospectus and the filing thereof with the Canadian Securities Regulators;

(e) the Manager will take all necessary action to authorize the execution and delivery of the Final Prospectus and the filing thereof with the Canadian Securities Regulators;

(f) the Manager is not in violation of, and the execution and delivery of this Agreement and the performance by the Manager of its obligations under this Agreement and the Management Services Agreement will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Manager or any resolution of the directors or shareholders of the Manager or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Manager;

(g) each of the agreements entered into by the Manager on behalf of the Corporation or its Subsidiaries with licensed operators at licensed uranium conversion and enrichment facilities (referred to in the Preliminary Prospectus) is enforceable by the Manager and the Corporation or its Subsidiaries in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(h) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Manager in connection with the execution and delivery or with the performance by the Manager of this Agreement; and

(i) the Manager is in material compliance with each material license held by it and is not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, Environmental Laws) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets, except for such violations and defaults which, singly or in the aggregate, would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Manager.

9. Covenants of the Corporation

The Corporation hereby covenants to the Underwriters, and acknowledges that the Underwriters are relying on such covenants in connection with acting as exclusive agents of the Corporation for the Offering, that the Corporation shall:

(a) for a period of 12 months following the final Closing Date, use its commercially reasonable efforts to maintain its status as a reporting issuer under Canadian Securities Laws in the Qualifying Jurisdictions, not in default of any requirement of such Canadian Securities Laws;

(b) for a period of 90 days from the final Closing Date, not issue any additional securities in the capital of the Corporation other than pursuant to previously issued securities of the Corporation, without the prior written consent of Sprott, on behalf of the Underwriters, except in conjunction with this Agreement;

(c) use the net proceeds of the Offering for the purposes described in the Final Prospectus;

(d) make application to list the Shares on the Stock Exchange; and

(e) to take all necessary corporate action to authorize the execution and delivery of the Final Prospectus and the filing thereof with the Canadian Securities Regulators.

10. Conditions

The Underwriters' obligation to purchase the Shares at the Closing Time is subject to the accuracy of the representations and warranties of the Corporation and of the Manager contained in this Agreement, both, unless otherwise expressed, as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and the following additional conditions:

(a) the Underwriters shall have received at the Closing Time an opinion addressed to the Underwriters and Borden Ladner Gervais LLP, in form and substance satisfactory to the Underwriters and its counsel, acting reasonably, dated the Closing Date from counsel to the Corporation, Heenan Blaikie LLP, with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriters. In providing such opinion, such counsel may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada, Ontario, British Columbia, Alberta and Quebec and as to matters of fact, on certificates of the Transfer Agent, auditors, public and stock exchange officials, officers of Corporation or the Manager;

(b) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters' counsel, Borden Ladner Gervais LLP, with respect to matters related to the transactions contemplated hereby reasonably requested by the Underwriters. In providing such opinion Borden Ladner Gervais LLP shall be entitled to rely on the opinions of local counsel or Heenan Blaikie LLP as to matters governed by the laws of jurisdictions other than the laws of Canada and Ontario, and as to matters of fact, on certificates of the Transfer Agent, public and stock exchange officials and officers of the Corporation or the Manager. Borden Ladner Gervais LLP shall also be entitled to rely upon the opinion of Heenan Blaikie LLP with respect to the matters relating to the Corporation and the Manager;

(c) the Underwriters shall have received at the Closing Time a favourable legal opinion, in form and substance satisfactory to the Underwriters, to the effect that (i) no registration of the Shares is required under the 1933 Act provided that the

sale is made in accordance with Schedule "A" of this agreement, it being understood that such counsel need not express its opinion with respect to any subsequent resales of any of the Shares; and (ii) the Corporation is not registered or required to be registered under United States *Investment Company Act of 1940*;

(d) the Underwriters shall have received at the Closing Time a letter dated the Closing Date from PricewaterhouseCoopers LLP addressed to the Underwriters and to the board of directors of the Corporation in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to subparagraph 3(a)(iii) with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date which changes shall be acceptable to the Underwriters;

(e) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Corporation addressed to the Underwriters and its counsel, with respect to the constating documents of the Corporation, all resolutions of the directors of the Corporation relating to this Agreement, the Management Services Agreement, the Preliminary Prospectus, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(f) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Manager addressed to the Underwriters and its counsel, with respect to the constating documents of the Manager, all resolutions of the directors of the Manager relating to this Agreement, the Management Services Agreement, the Preliminary Prospectus, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(g) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Corporation, addressed to the Underwriters certifying for and on behalf of the Corporation after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, the Shares or any other securities of the Corporation has been issued by any regulatory authority

and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(iii) the Corporation has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(h) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Manager, addressed to the Underwriters certifying for and on behalf of the Manager after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Manager, and (B) no transaction has been entered into by the Manager which is material to the business of the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) the Manager has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii) the representations and warranties of the Manager contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(i) there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available in connection with the sale of the Shares that have not been made publicly available as required; there are no documents required to be filed with the Canadian Securities Regulators in connection with the Final Prospectus that have not been filed as required and delivered to the Underwriters; there are no contracts, documents or other materials required to be described or referred to in the Final Prospectus that are not described, or referred to as required and delivered to the Underwriters;

(j) the Underwriters shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued Common Shares of the Corporation;

(k) the Underwriters shall have received copies of all required approvals from the Stock Exchange in respect of the conditional listing and posting for trading of the Shares on the Stock Exchange;

(l) the Underwriters and counsel for the Underwriters shall have received from the Corporation and the Manager such further certificates, documents and other information as they may have reasonably requested; provided, however, that the Underwriters or their counsel shall request any such certificate, document or other information within a reasonable period prior to the Closing Time.

11. Termination Rights

(a) Litigation

If any inquiry, action, suit, investigation or other proceeding, whether formal or informal is commenced, threatened or announced or any order is made by any federal, provincial state, municipal or other governmental department, commission, board, bureau, agency or authority, including without limitation, the Stock Exchange or any Canadian Securities Regulator, or any law or regulation is enacted or changed, which, in the reasonable opinion of any Underwriter, operates to prevent or restrict the distribution or trading of the Common Shares or Shares or any other securities of the Corporation, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Closing Time.

(b) Disaster Out

Each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate this Agreement, by notice to the Corporation, at any time at or prior to Closing Time (i) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation (or proposed law or regulation), which in the opinion of any Underwriter adversely affects, or involves, or will adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole, or (ii) trading in any securities of the Corporation has been suspended or limited by the Stock Exchange, any of the Canadian Securities Regulators or any other securities regulatory authority having jurisdiction over the distribution of the Shares, or (iii) if a banking moratorium has been declared by Canadian, U.S. Federal or state authorities.

(c) Material Change

If, prior to the Closing Time, there should occur, or is discovered by any Underwriter, any material change, any previously undisclosed material fact or a change in any material fact such as is contemplated in subparagraph 4(a), which results in or in any Underwriter's reasonable opinion, is reasonably expected to have a significant adverse effect on the market price or value of the Shares, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(d) **Conditions**

The Corporation agrees that all terms and conditions of Section 10 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use all reasonable commercial efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle each Underwriter to terminate its obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(e) **Exercise of Termination Rights**

The rights of termination contained in subparagraphs 11(a), (b), (c) and (d) are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation or Manager in respect of any of the matters contemplated by this Agreement or otherwise. In the event that any Underwriter exercises such rights of termination, there shall be no further liability on the part of such Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability which may have arisen or may later arise under paragraphs 12, 13 and 16.

12. Indemnity

(a) **Indemnity**

The Corporation indemnifies and saves harmless each of the Underwriters and their respective affiliates (which shall include, without limitation, each of the U.S. Dealers) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by such Underwriter in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any information or statement (except any statement relating solely to the Underwriters and provided by the Underwriters for use therein) contained in this Agreement, the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments thereto or supplements which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto, any fact (except facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein), whether material or not, regarding the Corporation, its Subsidiaries or the Manager (with

respect to any obligations of the Manager arising from the Management Services Agreement) and each of the Corporation's and the Subsidiaries' business and affairs that is necessary to make any statement therein not misleading (in the case of the Preliminary Prospectus and Final Prospectus) in light of the circumstances in which it was made;

(iii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein) in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Canadian Securities Laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Shares in any of the Qualifying Jurisdictions;

(iv) the non-compliance or alleged non-compliance by the Corporation with any of the Canadian Securities Laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v) any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under this Agreement.

This indemnity shall cease to enure to the benefit of an Underwriter, if and to the extent that (i) a court of competent jurisdiction determines, in a final judgement, that any Claim (as defined below) is a result of or arises out of the recklessness or wilful misconduct, negligence, dishonesty or fraudulent acts of such Underwriter; or (ii) a copy of the Final Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to a person asserting any such losses, claims, damages or liabilities, if required by law so to have been delivered by such Underwriter to such person, at or prior to the written confirmation of the sale of the Shares to such person, and if the Final Prospectus (as so amended or supplemented) delivered to such Underwriter a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b) **Notification of Claims**

If any matter or thing contemplated by subparagraph 12(a) (any such matter or thing being referred to as a "**Claim**") is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "**Indemnified Party**") will notify the Corporation as soon as practically possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and

any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that it is materially prejudiced by that failure). Subject to subparagraph 12(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise or consent to any judgement unless such settlement, compromise or judgement (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c) **Right of Indemnity in Favour of Others**

With respect to any Indemnified Party who is not a party to this Agreement, the Indemnified Parties who are party to this Agreement shall obtain and hold the rights and benefits of this paragraph in Corporation for and on behalf of such Indemnified Party.

(d) **Retaining Counsel**

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party, the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

13. Contribution

(a) **Contribution by the Corporation**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 12 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the "**Indemnifier**") and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Shares; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses) received (directly or indirectly) by the Corporation from the issue and sale of the Shares bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the English language version of the Final Prospectus. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12. The amount paid or payable by an Indemnified Party as a result of the Claim referred to

above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph 13 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above. A person who is determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that the Claim was caused by that activity, be entitled to claim contributions therefor from any person who is not determined by a court of competent jurisdiction in a final judgement to have engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b) **Right of Contribution in Addition to Other Rights**

The rights to contribution provided in this paragraph 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that the Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 13(a), and

(ii) the amount of the fee actually received by the Underwriters from the Corporation under this Agreement.

(d) **Notice of Claim for Contribution**

Notification to the Corporation of a Claim pursuant to subparagraph 12(b) shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e) **Right of Contribution in Favour of Others**

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 12 and 13 hereof, each Underwriter is contracting on its behalf and as agent for its affiliates and for its and its affiliates' directors, officers, employees and agents (collectively, the "**Beneficiaries**"). In this regard each Underwriter shall act as trustee for the Beneficiaries of the Corporation's covenants under paragraphs 12 and 13 hereof with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

14. Severability

If any provision of paragraph 12 or 13 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

15. Expenses

All expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne by the Corporation including, without limitation, fees and expenses payable in connection with the qualification of the Shares, the reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax, all fees and disbursements of counsel to the Corporation, Manager, local counsel and U.S. counsel, all fees and expenses of the Corporation's auditors, fees and expenses relating to the marketing of the Shares (including, without limitation, "road shows", marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Underwriters (including Underwriters' travel expenses in connection with due diligence, marketing meetings and "road shows") and all costs incurred in connection with the preparation and printing of the Preliminary Prospectus, Final Prospectus, Prospectus Amendments and certificates representing the Shares. All amounts to be paid by the Corporation under this paragraph 15 shall be paid forthwith upon receiving an invoice therefor.

16. Survival of Representations and Warranties

The respective representations, warranties, obligations and agreements of the Corporation and the several Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters or the Corporation, or any officer, director or controlling person of the Corporation in connection with the preparation of the Preliminary Prospectus or Final Prospectus or the distribution of the Shares for a period of two years from the date hereof.

17. Time of the Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

19. Currency

All references herein to dollar amounts, unless otherwise indicated, are to lawful money of Canada.

20. Successors

This Agreement shall enure to the benefit of, and be binding on, the parties to this Agreement and any of their respective successors.

21. Notice

Unless otherwise expressly provided in this Agreement, any notice, statement, request or other communication to be given under this Agreement (a "**notice**") shall be in writing addressed to:

(i) the **Corporation** or the **Manager** at:

595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Attention: E. Peter Farmer
Fax: (416) 979-5893

with a copy to:

Heenan Blaikie LLP
1055 West Hastings Street
Suite 2200
Vancouver, BC V6E 2E9

Attention: Catherine Wade
Fax: (866) 698-6911

(ii) the **Underwriters** at:

Sprott Securities Inc.
Royal Bank Plaza, South Tower
Suite 3450
Toronto, ON M5J 2J2

Attention: Peter Grosskopf
Fax: (416) 943-6496

CIBC World Markets Inc.
161 Bay Street
BCE Place, 7th Floor
Toronto, ON M5J 2S8

Attention: Richard G. McCreary
Fax: (416) 594-8848

Dundee Securities Corporation
20 Queen Street West
4th Floor
Toronto, ON M5H 3R3

Attention: Vilma Jones
Fax: (416) 350-3312

Scotia Capital Inc.
40 King Street West
Scotia Plaza,
P.O. Box 4085, Station "A"
Toronto, ON M5W 2X6

Attention: Robert J. Ellis
Fax: (416) 863-7117

TD Securities Inc.
66 Wellington St. West
TD Tower, 8th Floor
Toronto, ON M5K 1A2

Attention: Ewan Mason
Fax: (416) 982-2172

National Bank Financial Inc.
The Exchange Tower, Suite 3200
130 King Street West
Toronto, ON M5X 1J9

Attention: Gordon J. Bogden
Fax: (416) 869-8013

Raymond James Ltd.
Scotia Plaza, Suite 5300
40 King Street West
Toronto, ON M5H 3Y2

Attention: David Greifenberger

Fax: (416) 777-7114

with a copy to:

Borden Ladner Gervais LLP
40 King Street West
Toronto, ON M5H 3Y4

Attention: Philippe Tardif
Fax: (416) 361-2559

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

22. Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by paragraph 11 or matters relating to indemnity and contribution contemplated by paragraphs 12 and 13, may be taken by Sprott on behalf of itself and the remaining Underwriters and the execution and delivery of this Agreement by the Corporation and the Underwriters shall constitute the Corporation's authority for accepting notification of any such steps from, and for delivery of the definitive documents constituting the Shares to, Sprott. Sprott agrees to consult with the other Underwriters with respect to all material matters.

23. Underwriters' Obligations

The obligation of the Underwriters to purchase the Shares at the Closing Time shall be several and not joint and several and shall be limited to the percentages of the aggregate number of Shares set out opposite the name of each of the Underwriters below:

Sprott Securities Inc.	-	26.0%
CIBC World Markets Inc.	-	20.0%
Dundee Securities Corporation	-	20.0%
Scotia Capital Inc.	-	10.0%
TD Securities Inc.	-	10.0%
National Bank Financial Inc.	-	7.0%
Raymond James Ltd.	-	7.0%

In the event that any Underwriter shall fail to purchase its applicable percentage of the Shares at the Closing Time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Shares which would otherwise have been purchased by that one of the Underwriters which is in default. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation and there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under paragraphs 12, 13 and 15. Nothing in this paragraph shall oblige the Corporation to sell to the Underwriters less than all of the Underwritten Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.

24. Counterparts and by Facsimile

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, and may be delivered by facsimile, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

25. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and, except as incorporated by reference above, there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement unless signed by each party and purporting to be an amendment to this Agreement. This Agreement shall constitute the entire agreement with respect to the purchase of the Shares among the parties, and in the event of an inconsistency or conflict with the letter agreement between the Corporation and Sprott Securities Inc. dated March 20, 2007, the terms of this Agreement shall prevail.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this agreement where indicated below and returning same to us whereupon this agreement as so accepted shall constitute an Agreement among us.

Yours very truly,

SPROTT SECURITIES INC.

By: (signed) *"Peter Grosskopf"*
Authorized Signatory

CIBC WORLD MARKETS INC.

By: (signed) *"Rick G. McCreary"*
Authorized Signatory

DUNDEE SECURITIES CORPORATION

By: (signed) *"Robert Klassen"*
Authorized Signatory

SCOTIA CAPITAL INC.

By: (signed) *"Jeffrey W. Richmond"*
Authorized Signatory

TD SECURITIES INC.

By: (signed) *"Ewan Mason"*
Authorized Signatory

NATIONAL BANK FINANCIAL INC.

By: (signed) *"Steven Farber"*
Authorized Signatory

RAYMOND JAMES LTD.

By: (signed) *"David Greifenberger"*
Authorized Signatory

The foregoing is accepted and agreed to as of the date first above written:

URANIUM PARTICIPATION CORPORATION

By: (signed) *"E. Peter Farmer"*
Authorized Signatory

DENISON MINES INC.

By: (signed) *"E. Peter Farmer"*
Authorized Signatory

SCHEDULE "A"

TERMS FOR OFFERING TO U.S. PURCHASERS

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(b) "Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting Corporation certificates or depositary receipts by resident of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "General Solicitation or General Advertising" means "general solicitation or general advertising", as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Institutional Accredited Investor" means an institutional "accredited investor" as that term is defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

(e) "Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;

(f) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(g) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(h) "Rule 144A" means Rule 144A adopted by SEC under the U.S. Securities Act;

(i) "SEC" means the United States Securities and Exchange Commission;

(j) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(k) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(l) "U.S. Dealer" of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

(m) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(n) "U.S. Person" means a U.S. person as that term is defined in Regulation S; and

(o) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter and each U.S. Dealer acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration and U.S. Dealer requirements of the U.S. Securities Act and state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Shares except (a) in an offshore transaction in accordance with Rule 903 of Regulation S, or (b) in the United States as provided in paragraphs 2 through 13 below. Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has made or will make (except as permitted in paragraphs 2 through 13 below) (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States or U.S. Person, (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of such purchaser reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its U.S. Dealer, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts

to ensure that each selling group member complies with, the same provisions of this Schedule "A" as apply to such Underwriter as if such provisions applied to such selling group member.

3. All offers and sales of Shares in the United States or to, or for the account or benefit of, a U.S. Person shall be made only to Qualified Institutional Buyers and Institutional Accredited Investors through the U.S. Dealer in compliance with all applicable U.S. broker-dealer requirements.

4. Offers and sales of Shares in the United States shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers or Institutional Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6. Immediately prior to soliciting any offeree, the Underwriter, the U.S. Dealer, their affiliates and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe that each such offeree, and any person on behalf of whom such offeree is acquiring the Shares, is a Qualified Institutional Buyer or an Institutional Accredited Investor, and at the time of completion of each sale to any such offerees, the Underwriter, the U.S. Dealer, their affiliates, and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe, that each purchaser purchasing Shares from the U.S. Dealer and any person on behalf of whom such purchaser is acquiring Shares is a Qualified Institutional Buyer and each purchaser designated by such Underwriter or the U.S. Dealer to purchase Shares from the Corporation, and any person on behalf of whom such purchaser is acquiring the Shares, is an Institutional Accredited Investor.

7. The Underwriter acting through its U.S. Dealer, may offer the Shares in the United States or to, or for the account or benefit of, a U.S. Person only to offerees with respect to which the Underwriter has a pre-existing relationship.

8. Prior to the completion of any sale of Shares in the United States, each U.S. purchaser thereof will be required to provide to the Underwriters, or to the U.S. Dealer selling the Shares, a letter in the form of Appendix I hereto.

9. Each offeree in the United States shall be provided, prior to time of purchase of any Shares, with a copy of the U.S. private placement offering memorandum (the "U.S. Placement Memorandum") attached to a copy of the Final Prospectus.

10. It will inform, and cause its U.S. Dealer to inform, all purchasers of the Shares in the United States or for the account or benefit of a U.S. Person that the Shares have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on exemptions from the registration requirements thereof.

11. At least one business day prior to the Time of Delivery, the transfer agent will be provided with a list of all purchasers of the Shares in the United States or who are purchasing for the account of or benefit of a U.S. Person.

12. At closing, each U.S. Dealer who sold any Shares together with its Canadian affiliate will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Shares in the United States or to, or for the account or benefit of, a U.S. Person.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Issuer and there is no Substantial U.S. Market Interest in any class of the Corporation's securities.

2. The Corporation is not, and as a result of the sale of the Shares contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3. For so long as the Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and if the Corporation is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation shall provide to holders of the Shares which have been sold in the United States in reliance upon Rule 144A, or to any prospective purchasers of the Shares designated by such holders, upon request of such holders or prospective holders, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Shares to effect resales under Rule 144A).

4. The Shares are not, and as of the Closing Time the Shares will not be, and no securities of the same class as the Shares will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

5. Except with respect to offers and sales to Qualified Institutional Buyers and Institutional Accredited Investors within the United States or who are U.S. Persons in reliance upon

any exemption from registration under U.S. Securities Act, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Shares to any person in the United States or to, or for the account or benefit of, a U.S. Person; or (B) any sale of such securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person or purchasing for the account or benefit of a U.S. Person or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States and not a U.S. Person or purchasing for the account or benefit of a U.S. Person.

6. During the period in which the Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Shares, pursuant to this Agreement.

7. None of the Corporation, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Shares in the United States.

Except with respect to the offer and sale of the Shares offered hereby, the Corporation has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be "integrated" with the Offering and that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or the exclusion from registration provided by Regulation S to be unavailable for offers and sales of the Shares.

APPENDIX I TO SCHEDULE "A"

U.S. PURCHASER'S LETTER

Uranium Participation Corporation
595 Bay Street
Suite 402
Toronto, Ontario
Canada M5G 2C2

and

Sprott Securities Inc.
Royal Bank Plaza
P.O. Box 63
South Tower, Suite 2750
Toronto, Ontario
Canada M5J 2J2

Re: Purchase of Shares of Uranium Participation Corporation

Ladies and Gentlemen:

In connection with its agreement to irrevocably purchase common shares (the "Shares") in the capital of Uranium Participation Corporation (the "Corporation"), the undersigned represents, warrants and covenants to you as follows:

(a) it is aware that the Shares have not been and will not be registered under the United States *Securities Act of 1933* (the "1933 Act") and that the offer and sale of Shares to it is being made in reliance on an exemption from the 1933 Act;

(b) it has received a copy, for its information only, of the Canadian Short Form Prospectus together with a U.S. offering memorandum, relating to the offering in the United States of the Shares and it has had access to such additional information, if any, concerning the Corporation as it has considered necessary in connection with its investment decision to acquire the Shares;

(c) it is an institutional accredited investor (as such term is defined in Annex A hereto, "Institutional Accredited Investor") or a qualified institutional buyer (as such term is defined in Rule 144A under the 1933 Act ("Qualified Institutional Buyer") and is acquiring the Shares for its own account or for the account of an Institutional Accredited Investor or a Qualified Institutional Buyer, as the case may be, with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Shares in violation of United States federal or state securities laws;

(d) it acknowledges that it has not purchased the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e) it understands that if it decides to offer, sell or otherwise transfer any of the Shares, such Shares may be offered, sold or otherwise transferred only (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, (iii) within the United States in accordance with Rule 144 or Rule 144A under the 1933 Act, if applicable, and in any case in accordance with any applicable securities laws of any state of the United States, or (iv) with the prior written approval of the Corporation in a transaction that does not require registration under the 1933 Act or any applicable state laws, and it has, prior to such sale, furnished to the Corporation an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Corporation;

(f) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing, or documents constituting, the Shares, and all certificates or documents issued in exchange therefor or in substitution thereof, shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO URANIUM PARTICIPATION CORPORATION (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF URANIUM PARTICIPATION CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES LAWS.

THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT "GOOD DELIVERY" OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE. A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. AS THE REGISTRAR AND TRANSFER AGENT OF URANIUM PARTICIPATION CORPORATION IN CONNECTION WITH A SALE

OF THE SECURITIES REPRESENTED HEREBY AT A TIME WHEN URANIUM PARTICIPATION CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND URANIUM PARTICIPATION CORPORATION, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

provided, that if any Shares are being sold under paragraph (e)(ii) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the legend may be removed by providing a declaration to Computershare Investor Services Inc., as registrar and transfer agent, as set forth in Annex B hereto (or as the Corporation may prescribe from time to time) and the Corporation shall use its reasonable best efforts to cause Computershare Investor Services Inc. to remove any such legends within three business days of receipt of such declaration; and provided, further, that, if any such Shares are being sold other than to the Corporation or in accordance with Regulation S under the 1933 Act, the legend may be removed by delivery to Computershare Investor Services Inc. of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(g) it consents to the Corporation making a notation on its records or giving instructions to any registrar and transfer agent of the Shares in order to implement the restrictions on transfer set forth and described herein;

(h) it is authorized to consummate the purchase of the Shares;

(i) it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Shares in the United States; and

(j) if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Shares.

The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Shares. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the

same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of the Shares.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

A certified check or bank draft in the amount set forth on the next page accompanies this letter.

Execution by the Subscriber:

EXECUTED by the Subscriber this ________ day of ___________, 2007.

____________________	____________________
Number of Shares	Total Purchase Price (Number of Shares x Cdn. $14.60)
by: ____________________ Authorized Signatory	____________________ (Subscriber's Residential or Head Office Address)
____________________ Name of the Subscriber *(please print)*	____________________ (Telephone Number)
____________________ Name and Official Capacity or Title of Authorized Signatory *(please print)*	____________________ (Facsimile Number)

Registration Instructions (if other than in name of Subscriber):	**Certificate Delivery Instructions (if other than in the address above):**
____________________ Name and Address *(as it should appear on the certificates)*	____________________ Address
____________________ Account reference, if applicable	____________________ Account reference, if applicable
____________________ Address of Intermediary	____________________ Contact Name
____________________	(____) ____________________ Telephone Number

ANNEX A

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

"Institutional Accredited Investor" means any entity which comes within any of the following categories:

(1) Any bank as defined in Section 3(a)(2) of the 1933 Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934 or any insurance company as defined in Section 2(13) of the 1933 Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501 of Regulation D).

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000.

(4) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Investor Services Inc.,
Toronto, Ontario
as registrar and transfer agent
for the securities of Uranium Participation Corporation

The undersigned (a) acknowledges that the sale of the securities of Uranium Participation Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated:______________

By:________________________________
Name:
Title:

APPENDIX II TO SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of shares (the "Shares") of Uranium Participation Corporation (the "Corporation") pursuant to the Underwriting Agreement dated as of March 20, 2007, among the Corporation, Denison Mines Inc. and the Underwriters named therein (the "Underwriting Agreement"), the undersigned does hereby certify as follows:

(i) each U.S. affiliate of the undersigned Underwriter (a "U.S. Affiliate") who offered or sold Shares in the United States, or to, or for the account or benefit of, a U.S. Person, is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii) all offers and sales of Shares in the United States, or to, or for the account or benefit of, a U.S. Person, have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii) each offeree was provided with a copy of the U.S. Placement Memorandum, including the Final Prospectus relating to the offering of the Shares and a confidential U.S. covering memorandum for the offering of the Shares in the United States, or to, or for the account or benefit of, a U.S. Person;

(iv) immediately prior to transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a "qualified institutional buyer" as defined in Rule 144A (a "QIB") under the Securities Act of 1933, as amended (the "U.S. Securities Act") or an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D (an "Accredited Investor") under the U.S. Securities Act and, on the date hereof, we continue to believe that each person in the United States or U.S. person purchasing Shares from us is a QIB or an Accredited Investor;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States or to U.S. persons;

(vi) the offering of the Shares in the United States, or to, or for the account or benefit of, a U.S. Person, has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement; and

(vii) prior to any sale of Shares in the United States, or to, or for the account or benefit of, a U.S. Person, we caused each U.S. purchaser that is an Accredited Investor that is an Accredited Investor to execute a U.S. Purchaser's Letter in the form of Appendix I to Schedule "A" to the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of _________, 2007.

[CANADIAN UNDERWRITER]

By: ____________________________
Name: ____________________________
Title: ____________________________

[U.S. AFFILIATE OF CANADIAN UNDERWRITER]

By: ____________________________
Name: ____________________________
Title: ____________________________

::ODMA\PCDOCS\TOR01\3511982\5

FORM 51-102F3
MATERIAL CHANGE REPORT
FOR AN INVESTMENT FUND

Item 1. Name and Address of Company

URANIUM PARTICIPATION CORPORATION
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2. Date of Material Change

March 20, 2007

Item 3. News Release

A news release announcing the change referred to in this report was issued on March 20, 2007 in Toronto, ON and subsequently filed on SEDAR.

Item 4. Summary of Material Change

Uranium Participation Corporation (the "Company") has entered into an agreement with Sprott Securities Inc. on behalf of a syndicate of underwriters which consists of Sprott Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Raymond James Ltd. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 5,825,000 common shares of the Company at a price of $14.60 per common share, representing an aggregate gross proceeds of approximately $85 million (the "Offering"). Closing is expected on or about April 10, 2007 and is subject to regulatory approval including that of the Toronto Stock Exchange. The Underwriters also have an option to purchase up to an additional 675,000 common shares to cover over-allotment for a period of 30 days after the date of Closing.

Item 5. Full Description of Material Change

See the news release issued on March 20, 2007, a copy of which is attached to this report.

Item 6. Reliance on subsection 11.2(2) or (3) of National Instrument 81-106

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

E. Peter Farmer, President
Tel: (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer
Tel: (416) 979-1991 Ext. 372

Item 9. Date of Report

Dated this 28th day of March, 2007.

PRESS RELEASE


Uranium
Participation
Corporation

Uranium Participation Corporation Announces Bought Deal Financing for $85 Million

Toronto, March 20, 2007 - Uranium Participation Corporation (the "Company or Uranium Participation Corp.") has today entered into an agreement with Sprott Securities Inc. on behalf of a syndicate of underwriters which consists of Sprott Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Raymond James Ltd. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 5,825,000 common shares of the Company at a price of $14.60 per common share, representing an aggregate amount of issue of approximately $85 million (the "Offering"). Closing is expected on or about April 10, 2007 and is subject to regulatory approval including that of the Toronto Stock Exchange

The Underwriters also have an option to purchase up to an additional $10 million of common shares to cover over-allotment for a period of 30 days after the date of Closing.

The proceeds of the Offering will be used to fund a conditional commitment to acquire 250,000 KgU as uranium hexafluoride (UF6), to fund future purchases of uranium and to fund the ongoing obligations of Uranium Participation Corp. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the Offering in uranium.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated April 19, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corp. is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licensed facilities located in Canada, France and the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to "U.S. persons", as defined in Regulation S under the U.S. Securities Act, ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or under exemptions from those laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue April 2, 2007



URANIUM PARTICIPATION CORPORATION

$85,045,000

5,825,000 COMMON SHARES

This short form prospectus is being filed to qualify the distribution (the "Offering") of 5,825,000 common shares (the "Common Shares") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation") at a price of $14.60 per Common Share (the "Offering Price"). The Common Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of March 26, 2007 between Uranium Participation Corp. and Cormark Securities Inc. ("Cormark")(formerly Sprott Securities Inc.), CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., and Raymond James Ltd. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On March 30, 2007, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $16.15. The TSX has conditionally approved the listing of the Common Shares to be distributed under the Offering, subject to the Corporation fulfilling all listing requirements of the TSX on or before June 21, 2007.

Price: $14.60 per Common Share

	Price to the Public	Underwriters' Fee[1]	Net Proceeds to the Corporation[2]
Per Common Share.........	$14.60	$0.584	$14.016
Total[3]	$85,045,000	$3,401,800	$81,643,200

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $3,401,800 representing 4% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $400,000 plus $200,000 payable to the Manager and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase 675,000 additional Common Shares (the "Optioned Shares"). Unless the context otherwise requires, references herein to "Offering" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $94,900,000, $3,796,000 and $91,104,000 respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery on the Closing Date, which is expected to take place on or about April 10, 2007 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than April 30, 2007. During the distribution of the Common Shares, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the securities of the Corporation involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiaries. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believes", or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information or statement.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars on March 30, 2007 was $1.00 = US$0.8674 (US$1 = $1.1529).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated April 19, 2006 for the financial year ended February 28, 2006;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2006, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Management's Report of Fund Performance dated April 20, 2006 for the financial year ended February 28, 2006;

(d) the unaudited consolidated financial statements of the Corporation for the six-month period ended August 31, 2006;

(e) the Corporation's Management's Report of Fund Performance dated October 4, 2006 for the six-month period ended August 31, 2006;

(f) the management information circular of the Corporation dated February 24, 2006 prepared in connection with the special meeting of shareholders of the Corporation held on March 27, 2006;

(g) the management information circular of the Corporation dated April 21, 2006 prepared in connection with the annual general meeting of shareholders of the Corporation held on May 25, 2006;

(h) the Corporation's material change report dated May 30, 2006 relating to a prior public financing;

(i) the Corporation's material change report dated September 5, 2006 relating to a $100 million financing (the "Financing");

(j) the Corporation's material change report dated September 14, 2006 relating to the completion of the Financing; and

(k) the Corporation's material change report dated March 28, 2007 relating to the Offering.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a prescribed stock exchange, which includes the TSX, the Common Shares, if issued on the date hereof, would be "qualified investments" under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively "Plans").

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the TSX on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of four officers to the Corporation, being the President, the Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended. Uranium Participation Corp. is an investment holding entity which invests at least 85% of the proceeds of any offering in uranium, with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in, and holds, U_3O_8 and UF_6.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of the Corporation. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. UPCL directly invests in, and holds, U_3O_8 and UF_6. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the Tax Act. The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

RECENT DEVELOPMENTS

The unaudited net asset value of the Corporation at February 28, 2007 was \$579,364,000 or \$11.95 per share (\$11.43 assuming the exercise of all outstanding warrants issued in May 2005 (the "2005 Warrants")) based on the spot price for U_3O_8 at February 28, 2007 which was US\$85.00 per pound and the spot price for UF_6 at February 28, 2007 which was US\$233.00 per KgU and the Canadian/US dollar noon exchange rate at month end, which was \$1.1700. Since inception to February 28, 2007, the Corporation has purchased and taken delivery of 4,200,000 pounds of U_3O_8 and 950,000 KgU as UF_6 at a total cost of \$305,745,000, including purchase commissions. Market value of the Corporation's investment in uranium based on the February 28, 2007 spot prices was \$676,670,000.

On September 14, 2006 the Corporation completed a public offering of 11,363,650 units, each unit consisting of one common share and one-quarter of a warrant to purchase common shares (the "2006 Warrants"). The gross proceeds were \$100 million. The net proceeds were used to fund uranium purchase commitments.

The Corporation has entered into a conditional commitment to acquire 250,000 KgU as UF_6 at a total cost of US\$61,625,000, excluding commissions payable to the Manager. Delivery of this product is to be made in September 2007. See "Use of Proceeds".

The Manager recently completed a merger by way of plan of arrangement with International Uranium Corporation and the resulting corporation is Denison Mines Corp. ("DMC"). The merger has created a growth oriented and diversified uranium producer. The Manager remains a wholly-owned subsidiary of DMC.

On September 10, 2006 the Corporation entered into a new revolving credit facility (the "Credit Facility") with the Manager for up to \$15 million. The Corporation has drawn down \$11.6 million, which was invested in uranium. Amounts outstanding under the Credit Facility are due on May 10, 2007 and bear interest at an annual rate representing the annual prime rate of interest offered by a Canadian chartered bank plus 1%. The Manager receives an annual standby fee of 1% of the undrawn portion of the Credit Facility. A portion of the net proceeds from the Offering will be used to repay the amounts outstanding under the Credit Facility. See "Use of Proceeds".

The Corporation entered into an agreement to lend 500,000 KgU as UF_6 for a period of three year at a loan rate of 5% per annum based upon the adjusted quarterly value of the material loaned. Security for the loan is an irrevocable letter of credit from a major financial institution.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's consolidated capitalization as at August 31, 2006, the date of the most recent consolidated financial statements filed by the Corporation, as at February 28, 2007, and as at February 28, 2007 after giving effect to the Offering. The table should be read in conjunction with the consolidated financial statements of the Corporation as at August 31, 2006, including the notes thereto, and management's report on fund performance incorporated by reference in this short form prospectus.

	As at August 31, 2006 (dollars in thousands)	As at February 28, 2007 (dollars in thousands)	As at February 28, 2007 After Giving Effect to the Offering[1] (dollars in thousands)
	(unaudited)	(unaudited)	(unaudited)
Shareholders' Equity			
Common Shares	\$205,533	\$299,759	\$380,802
(Authorized - unlimited)	(37,096,665 shares)	(48,473,727 shares)	(54,298,727 shares)
2005 Warrants	\$3,547	\$3,538	\$3,538
	(4,926,125 warrants)	(4,914,150 warrants)	(4,914,150 warrants)
2006 Warrants	Nil	\$2,465	\$2,465
	Nil	(2,839,474 warrants)	(2,839,474 warrants)
Retained Earnings	\$48,316	\$273,602	\$273,602
Total Capitalization	\$257,396	\$579,364[2]	\$664,409[2]

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option) but excluding the tax effect of the share issue costs.

(2) In addition, an amount of $11.6 million was outstanding under the Credit Facility as at February 28, 2007. The Corporation proposes to repay the full amount outstanding from a portion of the proceeds of the Offering.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $81,043,000 assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $90,504,000.

The net proceeds of the Offering will be used by the Corporation to fund (i) the Corporation's purchase commitment referred to under "Recent Developments" (US$62,549,375, including commissions payable to the Manager of US$924,375), (ii) to repay the amounts outstanding under the Credit Facility, which amounts were invested in uranium; and (iii) as to the balance, to fund the ongoing obligations of the Corporation. At least 85% of the gross proceeds of any offering of securities by the Corporation must be invested in, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on April 10, 2007, or on such other date as may be agreed upon by the Corporation and the Underwriters, but in any event no later than April 30, 2007 (the "Closing Date"), all but not less than all of the Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $0.584 per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire the Optioned Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be $94,900,000, $3,796,000 and $91,104,000, respectively. The Corporation will pay to the Underwriters a fee of $0.584 per Optioned Share. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issued on exercise thereof.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares to purchasers located outside the United States and to non-U.S. Persons only in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through their registered U.S. broker-dealer affiliates, to offer and sell the Common Shares to purchasers located in the United States and to U.S. Persons that are "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) and to institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act in transactions that are exempt from registration under the U.S. Securities Act and all applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption under Rule 144A under the U.S. Securities Act.

The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act, certificates representing any Common Shares which are sold in the United States or to, or for the account or benefit of, a U.S. Person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered or sold pursuant to certain exemptions from the registration requirements under the U.S. Securities Act and under applicable state securities laws.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, other than the Optioned Shares, if any of the Common Shares are purchased under the Underwriting Agreement.

The TSX has conditionally approved the listing of the Common Shares to be distributed under the Offering, subject to the Corporation fulfilling all listing requirements of the TSX on or before June 21, 2007.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Cormark, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares, of which 48,473,727 Common Shares were outstanding as of February 28, 2007. The Common Shares are without nominal or par value. Each of the Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the Common Shares.

RISK FACTORS

An investment in the Common Shares is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future. Uranium Participation Corp. is not a mutual fund and an investment in the Common Shares is not redeemable.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 and low enriched UF_6 are different commodities than U_3O_8, their prices are affected by their own supply/demand balance as well as the supply/demand balances of U_3O_8, for conversion services and enrichment services. As a result, the UF_6 and low enriched UF_6 prices may move differently than the spot price of U_3O_8, the spot conversion price or the enrichment price alone. The factors that affect the UF_6 and low enriched UF_6 prices may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the four years ended December 31, 2006, and as at February 28, 2007[1].

	December 31				**February 28**
	2003	**2004**	**2005**	**2006**	**2007**
U_3O_8	$14.50	$20.70	$36.25	$72.00	$85.00
UF_6	$43.14[2]	$63.09[2]	$105.00	$199.00	$233.00

[1] As published by Ux Consulting Company, LLC ("UxCO") in US dollars.

[2] UF_6 prices for 2003 and 2004 were not published by UxCO. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 which is then multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8, UF_6, or low enriched UF_6 Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its Common Shares, the 2006 Warrants and the 2005 Warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding 2005 Warrants or the 2006 Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that the 2005 Warrants or the 2006 Warrants will be exercised, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares and warrants is not redeemable. Uranium Participation Corp.'s liquidity relies principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or

make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value (the "NAV")

The NAV per Common Share reported by Uranium Participation Corp. is based on the spot prices of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

The exercise of the 2005 Warrants and the 2006 Warrants will have a dilutive effect on the NAV of the Common Shares to the extent that the NAV exceeds the exercise price of these warrants. As at February 28, 2007, the NAV per Common Share then outstanding, assuming the full exercise of the 2005 Warrants, was $11.43 per share compared to $11.95 per share without giving effect to the exercise of warrants. The fully diluted NAV as at future period ends will be further affected by the exercise of the 2006 Warrants should the NAV exceed the $12.00 exercise price of the 2006 Warrants.

Market Price of Common Shares

It appears that the market price of the Common Shares is based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV of Uranium Participation Corp. or whether the market price for Uranium Participation Corp.'s outstanding warrants will be based solely on the market price for the Common Shares.

The market price of the Common Shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board appointed and elected by the holders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation may enter into uranium lending arrangements. It intends to ensure that adequate security is provided for any loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual Information Form, which is incorporated herein by reference. The directors and officers of the Manager as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Manager.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated April 2, 2007 relating to the issue and sale of 5,825,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated statement of net assets of the Company as at February 28, 2006 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006. Our report relating to such financial statements is dated March 29, 2006 (except for Note 7, which is dated April 19, 2006).

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
April 2, 2007

CERTIFICATE OF THE CORPORATION AND THE PROMOTER

Dated: April 2, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information records, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) E. Peter Farmer
President
(as the Chief Executive Officer)

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Garth MacRae
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & Chief Executive Officer

(Signed) James R. Anderson
Executive Vice President and Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: April 2, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CORMARK SECURITIES INC.

By: (Signed) Peter Grosskopf

CIBC WORLD MARKETS INC.

By: (Signed) Rick G. McCreary

DUNDEE SECURITIES CORPORATION

By: (Signed) Robert Klassen

SCOTIA CAPITAL INC.

By: (Signed) Jeffrey W. Richmond

TD SECURITIES INC.

By: (Signed) Ewan Mason

NATIONAL BANK FINANCIAL INC.

By: (Signed) Steven Farber

RAYMOND JAMES LTD.

By: (Signed) David Greifenberger

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

Uranium Participation Corporation - Closes Public Offering

TORONTO, April 10, 2007 -- Uranium Participation Corporation (the "Company") is pleased to announce the closing of a previously announced bought deal offering of an aggregate of 6,500,000 common shares of the Company, which were sold at a price of $14.60 per common share for aggregate gross proceeds of $94,900,000. The common shares sold as part of the offering include 675,000 shares issued as a result of the exercise of an over-allotment option by the underwriters.

The syndicate of underwriters was led by Cormark Securities Inc. (formerly Sprott Securities Inc.), and included CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., and Raymond James Ltd.

The proceeds of the offering will be used to fund the purchase of 250,000 KgU as uranium hexafluoride (UF6), to fund future purchases of uranium and to fund the ongoing obligations of the Company. The Company will invest at least 85% of the gross proceeds of the offering in uranium.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corporation's current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corporation, see "Risk Factors" in Uranium Participation Corporation's Annual Information Form dated April 19, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corporation does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France and the United States. The strategy of the Company is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

FORM 51-102F3
MATERIAL CHANGE REPORT
FOR AN INVESTMENT FUND

Item 1. Name and Address of Company

URANIUM PARTICIPATION CORPORATION
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2. Date of Material Change

April 10, 2007

Item 3. News Release

A news release announcing the change referred to in this report was issued on April 10, 2007 in Toronto, ON and subsequently filed on SEDAR.

Item 4. Summary of Material Change

Uranium Participation Corporation (the "Company") announced the closing of a previously announced bought deal offering of an aggregate of 6,500,000 common shares of the Company, which were sold at a price of $14.60 per common share for aggregate gross proceeds of $94,900,000. The common shares sold as part of the offering include 675,000 shares issued as a result of the exercise of an over-allotment option by the underwriters.

The syndicate of underwriters was led by Cormark Securities Inc. (formerly Sprott Securities Inc.) and included CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and Raymond James Ltd.

Item 5. Full Description of Material Change

See the news release issued on April 10, 2007, a copy of which is attached to this report.

Item 6. Reliance on subsection 11.2(2) or (3) of National Instrument 81-106

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

E. Peter Farmer, President
Tel: (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer
Tel: (416) 979-1991 Ext. 372

Item 9. Date of Report

Dated this 16th day of April, 2007.

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

Uranium Participation Corporation - Closes Public Offering

TORONTO, April 10, 2007 -- Uranium Participation Corporation (the "Company") is pleased to announce the closing of a previously announced bought deal offering of an aggregate of 6,500,000 common shares of the Company, which were sold at a price of $14.60 per common share for aggregate gross proceeds of $94,900,000. The common shares sold as part of the offering include 675,000 shares issued as a result of the exercise of an over-allotment option by the underwriters.

The syndicate of underwriters was led by Cormark Securities Inc. (formerly Sprott Securities Inc.) and included CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and Raymond James Ltd.

The proceeds of the offering will be used to fund the purchase of 250,000 KgU as uranium hexafluoride (UF6), to fund future purchases of uranium and to fund the ongoing obligations of the Company. The Company will invest at least 85% of the gross proceeds of the offering in uranium.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corporation's current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corporation, see "Risk Factors" in Uranium Participation Corporation's Annual Information Form dated April 19, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corporation does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France and the United States. The strategy of the Company is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Computershare

SEDAR PROFILE # 21970

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 16, 2007

To: All Canadian Securities Regulatory Authorities

Subject: Uranium Participation Corporation

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual General Meeting
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	917017105
	ISIN :	CA9170171057
4.	Record Date for Notice of Meeting :	May 9, 2007
	Record Date for Voting :	May 9, 2007
5.	Meeting Date :	June 8, 2007
6.	Meeting Location :	TSX Broadcast Centre Toronto, ON

Sincerely,

Computershare Investor Services Inc.

Agent for **Uranium Participation Corporation**

Uranium
Participation
Corporation

Press Release

FOR IMMEDIATE RELEASE — Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT MARCH 31, 2007

TORONTO, April 19, 2007 – Uranium Participation Corporation ("Uranium Corp") reports its net asset value at March 31, 2007 was CDN$631,348,000 or CDN$13.02 per share. On a fully diluted basis, after assuming the full exercise of all outstanding warrants, net asset value per share was CDN$12.38. As at March 31, 2007, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 460,007
Uranium hexafluoride ("UF_6")	950,000 KgU	$ 147,357	$ 284,766
		$ 305,745	$ 744,773
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 109.53[1]
- In United States dollars		$ 31.75	$ 95.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 155.11	$ 299.75[1]
- In United States dollars		$ 138.55	$ 260.00

[1]Converted at the March 31, 2007 exchange rate of $1.1529.

As at March 31, 2007, Uranium Corp had committed to purchase an additional 250,000 KgU as UF_6 at a total cost of US$61,625,000, excluding commissions payable to the Manager. This purchase commitment has been funded from the proceeds of Uranium Corp's public equity offering which closed on April 10, 2007.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President — (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer — (416) 979-1991 Ext. 372

END